UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-32532

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASHLAND INC.
50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391

Telephone Number (859) 815-3333

1

International Specialty Products Inc. 401(k) Plan

Financial Statements and Schedules

December 31, 2014 and 2013 and for the year ended
December 31, 2014, with Report of Independent Registered Public Accounting Firm

*
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment and Administrative Oversight Committee
and Participants of the International Specialty Products, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the International Specialty Products Inc. 401(k) Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying Schedule H, line 4i, - Schedule of Assets (Held at End of Year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the International Specialty Product, Inc. 401(k) Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Lexington, Kentucky
May 29, 2015

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
(in thousands)	2014	2013
Assets
Investments, at fair value:
Interest in the Ashland Inc. Savings Plan Master Trust	$93,788	$92,931
Receivables:
Participant Contributions	118	43
Employer Contributions	50	18
Notes receivable from participants	2,940	3,238
Total assets	96,896	96,230

Liabilities
Accrued expenses	8	8
Total liabilities	8	8

Net assets available for benefits at fair value	96,888	96,222

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(436)	(374)
Net assets available for benefits	$96,452	$95,848

See accompanying notes to financial statements.

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2014

(in thousands)
Additions to net assets attributed to:
Plan interest in Ashland Inc. Savings Plan Master Trust investment income	$6,124
Contributions:
Participants	4,158
Employer	2,299
Rollover	19
Loan interest	101
Total additions	12,701

Deductions from net assets attributed to:
Benefits paid to participants	(12,092)
Administrative expenses	(18)
Total deductions	(12,110)

Transfers	13

Net change in plan assets	604
Net assets available for benefits, beginning of year	95,848

Net assets available for benefits, end of year	$96,452

See accompanying notes to financial statements.

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013
($ in thousands, except participant data)
NOTE A – DESCRIPTION OF THE PLAN
The following description of the International Specialty Products Inc. 401(k) Plan (Plan) provides only general information.  The information in this Note is not a Summary Plan Description or Plan document, as these terms are defined under the Employee Retirement Income Security Act of 1974 (ERISA).  Instead, this information merely summarizes selected aspects of the Plan.  Read the Summary Plan Description or the Plan document for more information about the Plan.  The Plan document controls the terms of the Plan and supersedes any inconsistencies contained herein or in the Summary Plan Description.  Ashland Inc. (Ashland or the Company), as Plan Administrator, retains all rights to determine, interpret and apply the Plan’s terms to factual matters and matters of law.  This retained discretionary authority is more particularly described in the Summary Plan Description and in the Plan document.
General
The Plan, which was established on January 1, 2004, is a participant-directed defined contribution plan covering eligible employees of International Specialty Products Inc. and its subsidiaries (ISP). On August 23, 2011, Ashland completed its acquisition of ISP. As a result of this transaction, ISP became a wholly owned subsidiary of Ashland. Effective July 1, 2012, the Plan was amended to change the Plan Administrator to the Ashland Inc. Investment and Administrative Oversight Committee. On July 2, 2012, the Plan transferred all participant accounts from Vanguard Fiduciary Trust Company to Fidelity Management Trust Company, which became the new Trustee of the Plan.
Effective October 1, 2012, the Plan was amended to allow for an Employee Stock Ownership Plan account for participants. The amendment permits participating employees to invest contributions in shares of Ashland Common Stock (Common Stock), par value $0.01 per share, as one of the investment options available under the Plan. Employer matching contributions may also be made in the form of shares of Common Stock.
Effective December 31, 2012, a majority of the participants were transferred to the Ashland Inc. Employee Savings Plan, with the exception of a select group of union-affiliated employees. In 2014, the $13 in “Transfers” on the Statement of Changes in Net Assets Available for Benefits related to participant loans. The union affiliated employees remained in the Plan and will continue to do so indefinitely.
Eligibility
All full-time employees in designated eligible groups are able to participate in the Plan on the first day of the calendar month immediately following their date of hire.
Contributions
Participants are required to determine into which investment funds their contributions are to be invested. Contributions may be allocated to any combination of funds in multiples of 1%. Participants are also permitted to change the allocation among investment funds of future and previous contributions. Such changes are subject to certain plan limitations.
Under the terms of the Plan, allowable contributions are outlined as follows:

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE A – DESCRIPTION OF THE PLAN (continued)

Contributions (continued)
Elective Contributions
Participants may elect to defer up to 30% of their annual compensation, as defined, and have this amount contributed to the Plan.
In order to satisfy the nondiscrimination requirements of Section 401(k) of the Internal Revenue Code of 1986 (IRC), contributions are limited to the extent necessary so that the actual deferral percentage for the highly compensated group is in compliance with the limitations, as defined by the IRC. In addition, total individual pre tax contributions and Roth 401(k) contributions were limited to a maximum of $17,500 plus a “catch-up” contribution up to a maximum of $5,500 for participants who have attained the age of 50 for 2014. Furthermore, in order to satisfy the rules of Section 415 of the IRC, in no event shall the annual additions, as defined, exceed the lesser of $52,000 and $51,000 for 2014 and 2013, respectively, or 100% of a participant’s compensation, as defined.
Participants can direct their accounts into any one or combination of Plan investment options, including the Vanguard Target Retirement Trust Funds. The Target Funds most closely match the employee’s assumed retirement date, based on the employee’s age at the time of enrollment.  These investments gradually become more conservative over time and are Common/Collective Trusts.
Voluntary Contributions
Participants may elect to make voluntary after-tax contributions to the Plan which shall not exceed 10% of their compensation, as defined, for the Plan year.
Employer Contributions
Ashland makes matching contributions for each participant equal to 66 2/3% of the sum of each participant’s voluntary contribution but not in excess of 4% of the participant’s compensation for the Plan year, as defined. Additionally, for each Plan year, the employer shall contribute a non-matching contribution equal to 3-5% of each participant’s compensation, as defined, plus an additional annual contribution ranging from $50 to $2,000, based on the participant’s age, to each participant’s account. The Plan Administrator has the right under the Plan to discontinue its contributions at any time.
Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. All participants are vested in the employer’s contribution after completing six consecutive months of service. For 2014, there were no forfeitures reducing employer contributions. Unallocated forfeiture balances as of December 31, 2014 and 2013 were $15 and $11, respectively.
Voting Rights
Participants may instruct the trustee on how to vote shares of Ashland Inc. Common Stock held in their Ashland Common Stock Fund account and are notified by the trustee prior to the time such rights are to be exercised. The trustee will vote fractional shares and shares for which it received no instructions in the same proportion as the voting instructions on allocated shares received from participants. Participants may also direct the trustee on how to respond if a tender offer is made for Ashland Inc. Common Stock. If no instructions are received from a participant on a tender offer, it will be considered to be instruction to the trustee not to respond to the offer.

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE A – DESCRIPTION OF THE PLAN (continued)

Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the employer’s contributions and (b) Plan earnings (losses), and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Rollovers
Participants may elect to rollover amounts from other qualified plans into this Plan upon filing a written request with the Plan Administrator, which shall determine if the rollover contribution meets the requirements for a tax-free rollover, as defined in the IRC.
Notes Receivable from Participants
The Plan allows participants to borrow against their aggregate balance outstanding in the Plan. Total loans to a participant cannot exceed the lesser of 50% of the participant’s account balance based upon the most recent valuation or $50,000 (reduced by the highest outstanding loan balance in the previous 12 months). The minimum amount of any loan granted to a participant shall be at least $1,000. Each loan bears interest at rates ranging from 3.25% to 8.25% as determined by the Trustee. Loans are required to mature within five years, unless used to purchase or acquire a qualified dwelling.
Loans are offset against the participant’s account and the related portion does not share in any income, expenses, gains, or losses (other than the interest on the loan) which are realized by the Plan. The entire unpaid principal amount of the loan will become immediately due either upon the participant’s termination of employment or a default in payment of either principal or interest. Loans are recorded at their unpaid principal balance, plus any accrued but unpaid interest.
Payments of Benefits
Participants may withdraw a certain portion of their account while employed.  The portion that can be withdrawn depends upon whether the employee is age 59-½ and the source of funds.  The withdrawal cannot exceed the current value of the total account.
Upon termination of employment, the participant, or beneficiary in the event of death, may receive the entire value of the account in either a lump sum payment or installments paid monthly, quarterly, or annually over a limited period of time.  If the total value of the account is $1,000 or less, the value of the account will be distributed in a lump sum without the participant’s consent.
Plan Termination
Although it has not expressed any intention to do so, Ashland reserves the right, at its sole discretion, to amend, suspend, modify, interpret, discontinue, or terminate the Plan or change the funding method at any time without the requirement to give cause or consideration to any individual, subject to the provisions set forth in ERISA. No accounting treatment or funding of the Plan shall be deemed evidence of intent to limit in any way the right to amend or terminate the Plan.

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of the financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the amounts reported.  Actual results could differ from those estimates.
Master Trust
The investments of the Plan are pooled with the investments of the Ashland Inc. Employee Savings Plan and Ashland Inc. Union Employee Savings Plan in a master trust pursuant to an amended agreement between Fidelity Management Trust Company, the Trustee, and Ashland - Ashland Inc. Savings Plan Master Trust (the Master Trust), effective October 1, 2012.
Investments
The Plan’s investment in the Master Trust is stated at fair value based on the fair value of the underlying investments of the Master Trust.  These investments are determined primarily by quoted market prices, except for the Stable Value Fund (see Note E).
Investment Contracts
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Income and Expense Recognition
Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Master Trust’s gains and losses on investments bought and sold as well as held during the year. This activity is presented as “Plan interest in Ashland Inc. Savings Plan Master Trust investment income” on the Statement of Changes in Net Assets Available for Benefits.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
The majority of costs and expenses of administering the Plan are paid by Ashland, except that loan initiation and maintenance fees, short-term redemption fees, and overnight charges are paid by participants.  Investment management fees are paid to the investment managers from their respective funds.

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE C – MASTER TRUST INVESTMENTS

The Plan’s investments are in the Master Trust, which was established for the investment of assets of the Plan and the other Ashland sponsored retirement plans. At December 31, 2014 and 2013, the Plan’s interest in the net assets of the Master Trust was approximately 6% and 5% respectively. As the Plan’s only investment, the Plan’s interest in the net assets of the Master Trust represents more than 5% of the Plan’s net assets at December 31, 2014 and 2013. The Master Trust allocates individual assets to each plan participating in the Master Trust arrangement. Therefore, the investment results from individual assets of the Plan may not reflect its proportionate interest in the Master Trust.
The following table presents the assets including investments, receivables and liabilities of the Master Trust at December 31:

	2014	2013
Investments, at fair value:
Ashland Common Stock Fund
Money Market Fund	$749	$—
Ashland Inc. Common Stock	187,045	193,741
Shares of Registered Investment Companies
Domestic Equity	434,889	457,871
International Equity	50,197	64,761
Bond/Fixed Income	87,758	101,461
Lifecycle/Blended	180,852	573,031
Self-directed Brokerage Accounts	17,968	15,157
Common/Collective Trusts	354,372	—
Stable Value Fund
Money Market Fund	5,546	27,703
Cash Equivalents	90,466	74,200
Government Bonds/Notes	65,192	133,437
Non-U.S. Government Bonds	1,847	3,805
Corporate Bonds	95,916	59,005
Mutual Funds	712	—
Mortgage-backed Securities	5,681	15,345
Other	1,727	1,099
Total investments at fair value	1,580,917	1,720,616
Receivables	33,642	27,220
Total assets	1,614,559	1,747,836
Payables	(9,769)	(5,454)
Net assets available for benefits	$1,604,790	$1,742,382

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE C – MASTER TRUST INVESTMENTS (continued)

The following table presents the net appreciation in investments (including gains and losses on investments bought and sold, as well as held during the year) and investment income in the Master Trust for the year ended December 31:

2014
Net realized and unrealized appreciation (depreciation) in fair value of investments:
Ashland Common Stock Fund	$39,385
Shares of Registered Investment Companies	3,266
Common/Collective Trusts	10,109
52,760
Investment income:
Dividends	71,541
Interest	5,493
77,034
Total	$129,794
NOTE D – INVESTMENT CONTRACTS
The investment contracts held by the Master Trust in the Stable Value Fund are known as synthetic and separate account guaranteed investment contracts (GICs).
In a synthetic GIC structure, the underlying investments are owned by the Master Trust and held in the trust for plan participants.  The fair values of the synthetic GIC contracts including unsettled receivables and payables at December 31, 2014 and 2013 were $158,624 and $168,451, while the contract values were $151,714 and $163,258, respectively.
In a separate account GIC structure, investments are in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GIC return. The fair value of a separate account GIC is calculated using the market value provided by the insurance companies that manage the underlying assets of the product. The fair values of the separate account GIC including unsettled receivables and payables at December 31, 2014 and 2013 were $125,795 and $138,453 while contract values were $125,685 and $137,657, respectively.
Both synthetic and separate account GIC instruments have wrapper contracts that are purchased from an insurance company or bank.  The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate. The fair value assigned to the wrapper contracts at December 31, 2014 and 2013 were zero.  At December 31, 2014, the crediting interest rate for these investment contracts was between 0.99% and 3.05% and at December 31, 2013 it was between 1.08% and 2.53%.
The key factors that influence the future interest crediting rates include:  the level of market interest rates; the amount and timing of participant contributions, transfers, and withdrawals into and out of the contract; the investment returns generated by the underlying fixed income investments; and the duration of the underlying investments.

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE D – INVESTMENT CONTRACTS (continued)

To determine the interest crediting rate, wrapper contracts use a formula that is based on the characteristics of the underlying fixed income portfolio, including the contract interest credit rate, yield to maturity of underlying investments, market value of underlying investments, contract value, duration of the portfolio, and wrapper contract fees.  The interest crediting rates of the contracts are typically reset on a quarterly basis.  All wrapper contracts provide for a minimum interest crediting of zero percent.
The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Statements of Net Assets Available for Benefits as the “Adjustment from fair value to contract value for fully benefit-responsive investment contracts.”  If the adjustment amount is positive for a specific contract, this indicates that the contract value is greater than the market value of the underlying investments.  The embedded market value losses will be amortized in the future through a lower interest crediting rate.  If the adjustment amount is negative for a specific contract, this indicates that the contract value is less than the market value of the underlying investments.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher.
The average yield of the investment contracts based on actual earnings was 1.83% gain in 2014 and 0.25% loss in 2013, while the average yield adjusted to reflect the actual interest rate credited to participants was 2.03% in 2014 and 1.57% in 2013.
Limits to Ability to Transact at Fair Value
In certain circumstances, the amount withdrawn from a wrapper contract would be payable at fair value rather than at contract value.  These circumstances include termination of the Plan, a material adverse change to the provisions of the Plan, if Ashland withdraws from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan do not meet the wrapper contract issuer’s underwriting criteria.  The circumstances described above that could result in payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.
Issuer-Initiated Contract Termination
Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, material and adverse changes to the provisions of the Plan, or uncured material breaches of responsibilities.  If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments, or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula.
NOTE E – FAIR VALUE MEASUREMENTS
Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument’s fair value measurement. The three levels within the fair value hierarchy are described as follows:
Level 1 – Observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities.

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE E – FAIR VALUE MEASUREMENTS (continued)

Level 2 – Inputs, other than quoted prices included in Level 1, which are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
Level 3 – Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
As of December 31, 2014 and 2013, the Plan held no investments outside of its interest held in the Master Trust. The Plan’s policy is to recognize transfers between levels as of the end of the reporting period. During 2014, there were no transfers of investments between Level 2 to Level 1 or Level 3 to Level 2. The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investment assets at fair value as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Ashland Common Stock Fund
Money Market Fund	$749	$—	$—	$749
Ashland Inc. Common Stock	187,045	—	—	187,045
Shares of Registered Investment Companies
Domestic Equity	434,889	—	—	434,889
International Equity	50,197	—	—	50,197
Bond/Fixed Income	87,758	—	—	87,758
Lifecycle/Blended	180,852	—	—	180,852
Self-directed Brokerage Accounts	17,968	—	—	17,968
Common/Collective Trusts	—	354,372	—	354,372
Stable Value Fund
Money Market Fund	5,546	—	—	5,546
Cash Equivalents	—	90,466	—	90,466
Government Bonds/Notes	—	65,192	—	65,192
Non-U.S. Government Bonds	—	1,847	—	1,847
Corporate Bonds	—	95,916	—	95,916
Mutual Funds	712		—	712
Mortgage-backed Securities	—	5,681	—	5,681
Other	—	1,727	—	1,727
Total	$965,716	$615,201	$—	$1,580,917

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE E – FAIR VALUE MEASUREMENTS (continued)

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investment assets at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Ashland Common Stock Fund
Ashland Inc. Common Stock	$193,741	$—	$—	$193,741
Shares of Registered Investment Companies
Domestic Equity	457,871	—	—	457,871
International Equity	64,761	—	—	64,761
Bond/Fixed Income	101,461	—	—	101,461
Lifecycle/Blended	573,031	—	—	573,031
Self-directed Brokerage Accounts	15,157	—	—	15,157
Stable Value Fund
Money Market Fund	27,703	—	—	27,703
Cash Equivalents	—	74,200	—	74,200
Government Bonds/Notes	—	133,437	—	133,437
Non-U.S. Government Bonds	—	3,805	—	3,805
Corporate Bonds	—	59,005	—	59,005
Mortgage-backed Securities	—	15,345	—	15,345
Other	—	1,099	—	1,099
Total	$1,433,725	$286,891	$—	$1,720,616
Following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2014 and 2013.
Money Market Funds, Shares of Registered Investment Companies, Mutual Funds, Ashland Inc. Common Stock – Valued at the quoted market price of shares held by the Plan at year-end.
Self-directed Brokerage Accounts – Fair value is determined based on the underlying investments, which are traded on an exchange and active market.
Common/Collective Trusts (CCT) – Valued using a Net Asset Value (NAV). The NAV of a CCT is based on the market values of the underlying securities. The beneficial interest of each investor is represented in units. Units are issued and redeemed daily at the fund's closing NAV.
Stable Value Fund – The value of the Stable Value Fund is based on the fair value of the underlying investment assets.  In order to achieve the desired returns, the investment manager of the Stable Value Fund may invest in various derivative instruments including equity futures, credit default swaps and purchase and call options.  Use of such derivative instruments did not have a material effect on the 2014 and 2013 financial statements.

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE E – FAIR VALUE MEASUREMENTS (continued)

Fair Value of Investments in Entities that Use NAV – The following table sets forth the investments valued at NAV as of December 31, 2014:

	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Vanguard Target Retirement Trust	$354,372	n/a	Daily	None	None
The Vanguard Target Retirement Trusts use an asset allocation glide path to offer an appropriate level of exposure to risk and return as investors progress along the path to retirement. The year in the trust name refers to the approximate year (the target date) when an investor in the fund would retire and leave the workforce. The fund will gradually shift its emphasis from more aggressive investments to more conservative ones based on its target date. The trusts use a simple fund of funds structure which seeks to build appropriate asset allocation from preselected stock, bond, and money market portfolios. All of the assets are invested in index funds.
NOTE F – TRANSACTIONS WITH RELATED PARTIES
The Plan’s portion of the Master Trust held 6,612 shares and 7,858 shares of Ashland Inc. Common Stock as of December 31, 2014 and 2013, respectively, with a fair value of $792 and $763, respectively. The Plan’s interest in the Master Trust received dividends on Ashland Inc. Common Stock of $12 in 2014. The remaining dividends relate to certain Master Trust investments classified as Shares of Registered Investment Companies. Fidelity Management Trust Company acts as the Trustee and Recordkeeper of the Plan. PIMCO, an Allianz Global Investors company, and Evercore Trust Company were also providers of fiduciary services to the Master Trust during the year.
Fees of $18 were paid by the Plan for investment management services. Costs paid by Ashland are not charged to the Plan or Master Trust for services it performs on behalf of the Plan.
NOTE G – DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500.

	December 31
	2014	2013
Net assets available for benefits per financial statements	$96,452	$95,848
Adjustment from contract value to fair value - current year	436	374
Benefit claims payable	(3)	(1)
Receivable on deemed distributions of participant loans	(50)	(46)
Net assets available for benefits per Form 5500	$96,835	$96,175

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE G – DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500 (continued)

The following is a reconciliation of the net investment appreciation per the financial statements to the Form 5500 for the year ended December 31:

2014
Plan interest in Ashland Inc. Savings Plan Master Trust investment income	$6,124
Loan interest	101
Total net investment appreciation per the financial statements	6,225
Adjustment from contract value to fair value - current year	436
Reversal of prior year contract value to fair value adjustment	(374)
Total appreciation of investments per Form 5500	$6,287
The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year ended December 31:

2014
Benefits paid per financial statements	$(12,092)
Subtract: Prior year benefit claims payable	(1)
Add: Current year benefit claims payable	3
Benefits paid per Form 5500	$(12,090)
NOTE H – TAX STATUS OF THE PLAN
On March 1, 2011, the United States Treasury Department advised the Company that the Plan as amended through May 4, 2010, is tax exempt under Section 401(a) of the Internal Revenue Code (IRC). Subsequent to this determination by the Internal Revenue Service (IRS), the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax position taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for plan years ending prior to 2011.
NOTE I – RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

SCHEDULE H

International Specialty Products Inc. 401(k) Plan
Employer Identification Number 51-0376469
Plan Number 013

Schedule H; Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2014
(a)	(b)	(c)	(d)	(e)
Identity of Issue		Description of Investment	Cost	Current Value
*	Participant Loans	1-30 Years, interest 3.25% - 8.25%	$0	$2,940

*	Indicates parties-in-interest to the Plan

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERNATIONAL SPECIALITY PRODUCTS INC. 401(K) PLAN

Date:	May 29, 2015	/s/J. Kevin Willis
J. Kevin Willis
Senior Vice President and Chief Financial Officer Chairperson of the Ashland Inc. Investment and Administrative Oversight Committee

EXHIBIT INDEX

23.1    Consent of Blue & Co., LLC